Exhibit 99.1

Woodside Energy Group Ltd

ACN 004 898 962

Mia Yellagonga

11 Mount Street

Perth WA 6000

Australia

T +61 8 9348 4000

www.woodside.com

ASX: WDS

NYSE: WDS

LSE: WDS

Announcement

Friday, 22 July 2022

2022 PRODUCTION GUIDANCE CLARIFICATION

Woodside provides the following information in relation to its Second Quarter 2022 Report, changes to conversion factors, and the impact on reported production and full-year 2022 production guidance.

Woodside confirms that there is no change to the physical product volumes underpinning the full-year 2022 production guidance issued by Woodside in January 2022, which did not include BHP Petroleum (BHPP) production.1 There is also no impact on revenue as a result of the change in conversion factors announced in the Second Quarter 2022 Report.

The reduction in the contribution of the pre-merger Woodside assets to full-year 2022 production guidance is solely due to the change in conversion factors. A reconciliation is provided below.

Consistent with common industry practice, Woodside now applies a single volumetric conversion factor when calculating barrels of oil equivalent (boe) for gas products. This consistent methodology applies across the combined portfolio reflecting Woodside’s increased scale and diversified product mix following the merger.

Reconciliation of January 2022 and Second Quarter 2022 Report production guidance

The full-year 2022 production guidance included in the Second Quarter 2022 Report of 145 – 153 million barrels of oil equivalent (MMboe) combines:

•	2022 production guidance for the pre-merger Woodside assets

•	2022 production guidance for the BHPP assets from 1 June 2022, and

•	alignment of the conversion factors for the reporting of boe for all gas products.

[1]	Refer to Woodside’s Fourth Quarter 2021 Report, released to the ASX on 20 January 2022.

The comparison of Woodside’s production guidance between January 2022 and in the Second Quarter 2022 Report is:

	Production guidance issued January 2022 (MMboe)	Production guidance issued Q2 2022 (MMboe)
Relevant conversion factor	Based on product-specific energy conversion factors for gas	Based on volumetric conversion factor of 5,700 scf to 1 boe
LNG	71 – 74	67 – 70
Pipeline gas	4 – 5	4 – 5
Crude and condensate	16 – 18	16 – 18
Natural gas liquids (NGLs)	~0.5	~0.6

Woodside excluding BHPP	92 – 98	88 – 94

BHPP contribution (from 1 June)	—	57 – 59

Production range	92 – 98	145 – 153

Numbers are subject to minor rounding differences

LNG and pipeline gas for production and reserves will be reported in boe and calculated from a volumetric basis with a conversion factor of 5,700 standard cubic feet (scf) per boe. BHPP previously used 6,000 scf per boe. NGLs will be reported on a liquid volume basis.

The change has not impacted the previously reported production volumes of LNG in tonnes in the First Quarter 2022 Report. The Second Quarter 2022 Report has restated First Quarter 2022 realised price in boe to reflect the change in conversion factors.

Contacts:

INVESTORS Australia & Europe | Damien Gare W: +61 8 9348 4421 M: +61 417 111 697 Americas | Matthew Turnbull M: +1 (713) 448-0956 E: investor@woodside.com	MEDIA Christine Forster M: +61 484 112 469 E: christine.forster@woodside.com

This announcement was approved and authorised for release by Woodside’s Disclosure Committee.

Forward-looking statements

This announcement contains forward-looking statements with respect to Woodside’s business and operations, market conditions, results of operations and financial condition which reflect Woodside’s views held as at the date of this announcement. All statements, other than statements of historical or present facts, are forward-looking statements and generally may be identified by the use of forward-looking words such as ‘guidance’, ‘foresee’, ‘likely’, ‘potential’, ‘anticipate’, ‘believe’, ‘aim’, ‘estimate’, ‘expect’, ‘intend’, ‘may’, ‘target’, ‘plan’, ‘forecast’, ‘project’, ‘schedule’, ‘will’, ‘should’, ‘seek’ and other similar words or expressions. These forward-looking statements include, but are not limited to, statements about our expectations for full-year 2022 production results. Forward-looking statements are not guarantees of future performance and are subject to inherent known and unknown risks, uncertainties, assumptions and other factors, many of which are beyond the control of Woodside, its related bodies corporate and their respective officers, directors, employees, advisers or representatives. Important factors that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to: fluctuations in commodity prices; the impact of armed conflict and political instability (such as the ongoing conflict in Ukraine) on economic activity and oil and gas supply and demand; operating hazards, natural disasters, severe storms and other adverse weather conditions; and a shortage of skilled labor and construction materials, equipment and supplies. Details of the key risks relating to Woodside and its business can be found in the “Risk” section of Woodside’s most recent Annual Report which was released to the Australian Securities Exchange on 17 February 2022 and Woodside’s filings with the U.S. Securities and Exchange Commission. You should review and have regard to these risks when considering the information contained in this announcement.

Investors are strongly cautioned not to place undue reliance on any forward-looking statements. Actual results or performance may vary materially from those expressed in, or implied by, any forward-looking statements. All information included in this announcement, including any forward-looking statements, speak only as of the date of this announcement and, except as required by law or regulation, Woodside does not undertake to update or revise any information or forward-looking statements contained in this announcement, whether as a result of new information, future events, or otherwise.